

February 18, 2014

Via E-Mail
Walter G. Borst
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532

      Re: Navistar International Corporation
             Form 10-K for the Year Ended October 31, 2013
             Filed December 20, 2013
             Form 8-K filed December 20, 2013
             File No. 001-09618

Dear Mr. Borst:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2013

Item 1A. Risk Factors, page 15

1. Please refer to the introductory paragraph. We note your disclosure that "[t]hese risks are not the only risks that we face and our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations." This section should not reference unknown or immaterial risks. Please revise this paragraph to delete the above referenced language and clarify that you have discussed all known material risks. In this regard, please refer to comment 1 in our letter dated February 28, 2011 and your response to such comment in your letter dated March 24, 2011.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Segment Results of Continuing Operations for 2013 as Compared to 2012, page 39
Global Operations Segment, page 40

2. We note your disclosure that the results for the Global Operations segment improved by $162 million compared to the prior year. We also note that you have attributed this improvement to several factors including: the impact from the divestiture of your interest in the Mahindra Joint Ventures; margin improvements in your South American engine operations; lower engineering and product development costs at your South American engine operations; and lower SG&A expense. In light of the fact that this change in segment loss is attributable to several factors, please revise to quantify the impact of each of these factors on this segments loss for the periods presented or provide the actual cost figures necessary to put these changes in proper context.

Consolidated Statement of Cash Flows, page 71

3. Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11. Also, given that your investment in marketable securities represented approximately 10% of your total assets as of October 31, 2013, please revise the notes to your financial statements to include all of the disclosures required by ASC 320-10-50-2, as applicable.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 73

Out-Of-Period Adjustments, page 73

4. We note your disclosure that in March 2010, you entered into an operating agreement with GE Capital Corporation and GE Capital Commercial, Inc. (collectively "GE"), in which GE became your preferred source of retail customer financing for equipment offered by you and your dealers in the U.S. We also note that you provide GE a loss sharing arrangement for certain credit losses. Please explain to us and revise to disclose the significant terms of this loss sharing arrangement.

Product Warranty Liability, page 81

5. We note your disclosure that in 2013 you recorded adjustments to pre-existing warranties totaling $404 million, the same amount as the Company recorded in fiscal 2012. We further note, that these adjustments were recorded in each of the quarters during 2013. In light of the significance of your adjustments to pre-existing warranties during 2013,

please explain to us in further detail, the nature and specific timing of the events or changes in facts or circumstances that resulted in the significant adjustments for changes in estimates for pre-existing warranties during each of the quarterly periods in 2013.

Note 20. Supplemental Cash Flow Information, page 138

6. We note that other non-cash operating activities for 2013 include income from operating leases of $75 million. Please explain to us the nature of this amount and tell us why it is a non-cash operating activity.

Report on Form 8-K filed December 20, 2013

7. We note that you present the non-GAAP measures "manufacturing segment cash and cash equivalents and marketable securities" and "adjusted manufacturing segment cash and cash equivalents and marketable securities" in the press release furnished in your report on Form 8-K. In addition to the reconciliation to the most comparable GAAP measure, please revise your disclosures to also explain why you believe the presentation of each of these non-GAAP measures provides useful information to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief